BEACON POWER CORPORATION

234 Ballardvale Street

Wilmington, MA 01887

March 2, 2006

BY EDGAR AND FAX (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beacon Power Corporation Registration Statement on Form S-3 (File No. 333-130207)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Beacon Power Corporation (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-130207) for Tuesday, March 7, 2006 at 11:00 a.m. (EST), or as soon as possible thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the registrants is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call D. Roger Glenn at (212) 912-2753 of Edwards Angell Palmer & Dodge LLP.

Very truly yours,

BEACON POWER CORPORATION

By:_/s/James M. Spiezio__________________

Name: James M. Spiezio

Title: Chief Financial Officer